Exhibit 99.2

Hello Everyone,

My name is Darina Guseva from the Research Team here at Masterworks.

We are thrilled to present xUxnxtxixtxlxexdx  by the acclaimed artist, George Condo.

Condo remains one of the most influential American artists working today, known for his innovative style of blending abstraction with figuration.

Condo’s market continues to grow - boasting a 23.5% annual record price growth rate from May 1986 to December 2022, with top auction records as high as $6.8M from a May 2022 sale.

Executed in 2011, the Painting depicts a portrait of a woman composed of many geometric and abstract forms recognizable to Condo’s popular artistic style drawing on Cubism and cartoon imagery.

So why do we like this painting? Three things:

One: This work has high upside potential with a similar sales appreciation rate of 18.3% from 2010 to 2023

Two: As of May 23, 2023, recent Cubist portraits executed after 2009 which are similar to the Painting have recently sold at auction in the last year in excess of $2.7 million at auction

Three: To date, Masterworks has exited two of Condo’s paintings, achieving annualized returns of 39.3% and 21.5% respectively net of all costs and fees

Thank you for joining us, and we look forward to introducing you to this painting by George Condo.